January 28, 2011

BY EDGAR AND FACSIMILE TRANSMISSION

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Career Education Corporation

Form 10-K for Fiscal Year Ended December 31, 2009

Filed February 25, 2010

Form 10-Q for the Quarter Ended September 30, 2010

Filed November 2, 2010

File No. 0-23245

Dear Mr. Spirgel:

We enclose for your review Career Education Corporation’s (the “Company”) responses to comments 1 through 4 contained in the Staff’s letter to the Company dated January 10, 2011 (the “Letter”). We appreciate the Staff’s participation on our call of Monday, January 24, 2011 and your extension of our response date to Friday, January 28, 2011. Based upon the responses provided below, the Company believes that no amendments to its previously filed Form 10-K or Form 10-Q are required. As noted, where applicable, the Company intends to incorporate its responses to the Staff’s comments in its future filings. It is doing so in order to address the Staff’s views in a constructive manner and not because the Company believes that its prior filings were deficient or inaccurate in any material respects. For convenience of reference, the Staff’s comments precede each response.

Form 10-K for the Year Ended December 31, 2009

Revenue Recognition, page 60

1.	We note your response to comment one from our letter dated November 18, 2010. Except for the domestic receivables associated with in-school students under the non-extended payment plan, all other receivable cohorts, particularly the extended payment plans, are subject to significant uncertainty as to collection. Thus, accrual of tuition revenue subject to a payment plan would be precluded in the following situations:

•	Tuition revenue of finished and not finished students if subject to non-extended payment plans

Mr. Larry Spirgel

Securities and Exchange Commission

January 28, 2011

•	Tuition revenue of all students if subject to extended payment plans

•	Deferred revenue, if any, as of a student’s withdrawal date (currently subject to acceleration) if there is any outstanding receivable

Since it is fully known to you at the inception of the payment plan arrangement that collection of receivables is not reasonably assured for most of the receivable cohorts, recognition of the related tuition revenue over the applicable term of the program would not comply with the guidance contemplated in SAB 104. It appears that the installment method of revenue recognition would be more appropriate in these circumstances. Please advise or revise.

Response

Overall Comments:

As we discussed on January 24, 2011, the Company believes its revenue recognition policy is in accordance with generally accepted accounting principles and Staff Accounting Bulletin (“SAB”) No. 104. When determining the deliverable for purposes of applying the guidance prescribed in SAB No. 104, the Company defines the deliverable as the education that the student will receive. This is the core element of all the Company’s operations, focus and business purpose. As discussed in the Company’s response to comment nine of your letter dated August 31, 2010, all students sign an enrollment agreement upon entering school. This agreement discloses the costs associated with the selected program of study. In that regard, tuition billed to a student over the course of the term or program represents the revenue to be earned from the education delivered to the student, and the revenue is recognized ratably over the period of instruction. The method by which a student pays for his/her education does not factor into the definition of the deliverable. At the time a student enrolls into a program of study, it is the Company’s belief that the student will stay until he/she completes the program of study and that the student will pay all tuition billed to the student. As such, we feel it is appropriate to define the student’s education as the deliverable for purposes of applying the guidance prescribed in SAB No. 104.

SAB No. 104 states that revenue generally is realized or realizable and earned when all of the following criteria are met:

•	Persuasive evidence of an arrangement exists – The Company believes that the enrollment agreement signed by the student evidences the arrangement.

•	Delivery has occurred or services have been rendered – The Company recognizes revenue ratably over the term or program, as appropriate, for which the services are delivered.

•	The seller’s price to the buyer is fixed or determinable – The enrollment agreement states the price at which the student will be charged for his/her program of study.

•	Collectability is reasonably assured – As noted in our Annual Report on Form 10-K for the year ended December 31, 2009, a substantial amount of the

Mr. Larry Spirgel

Securities and Exchange Commission

January 28, 2011

Company’s revenue comes from the federal government’s Title IV program where collectability is not an issue. For the remaining portion of earned student revenue, amounts due and recognized as student receivables are recorded net of an allowance for doubtful accounts such that amounts recognized on a net basis (see further “gross” versus “net” discussion below) are for amounts only where collectability is reasonably assured. The allowance for the non-Title IV portion of student receivables is an estimate. This estimate is based upon Company-specific historical experience applied to a large group of relatively similar receivables, and is adjusted for changes due to both macro-economic factors and circumstances unique to specific students.

In addition, as discussed in the Company’s response to comment nine of your letter dated August 31, 2010, the Company’s write-offs of uncollectible student receivables for the three years ended December 31, 2009, 2008 and 2007 are small relative to total earned Revenue, as provided below ($ in millions):

	2009	2008	2007
Write-offs	$51.6	$43.7	$37.9

Revenue	$1,836.6	$1,660.7	$1,668.3
Write-offs as % of Revenue	2.8%	2.6%	2.3%

Finally, in analyzing student information over the past five quarters, on average, for a student who leaves school, either through graduation or withdrawal, with an outstanding student receivable balance, the amount outstanding represents approximately 18% of his/her total charges. Based upon these factors, the Company continues to believe that collectability is reasonably assured for the net amounts recognized.

An alternative approach to revenue recognition would be for the Company to recognize the revenue that does not come from the Title IV program on a “cash basis”. The Company has not historically looked to the methods which a student utilizes to pay for his/her education when determining the deliverable for purposes of revenue recognition. The Company believes this approach would be less meaningful to users of the financial statements because significant revenue coming from student funding sources are in fact collected and such collectability can be reasonably estimated. Again, it is the Company’s expectation that all students who enroll in school will complete their course of study and will pay for their education. However, the Company does take into consideration historical repayment practices and establishes an allowance for doubtful accounts for the portion of charges which may be uncollectible.

As the Company earns revenue (and recognizes related student receivables, if any) a reserve is established through a charge to the statement of operations for that percentage of

Mr. Larry Spirgel

Securities and Exchange Commission

January 28, 2011

earned student receivables which the Company estimates will ultimately not be collectible. This charge is reflected as bad debt expense within the Company’s consolidated statement of operations. The reserve rates utilized for this allowance were provided in the Company’s response to comment one of your letter dated November 18, 2010. As such, the Company’s operating income only reflects the amount of revenue that is estimated to be reasonably collected. Given the repayment history the Company has developed internally and through the use of third party data that is specific to its students, the Company believes it has the ability to make a reasonable estimate of collectability. Adjustments to student receivable reserve rates are made as circumstances arise and are part of the Company’s quarterly assessment surrounding the adequacy of the allowance for doubtful accounts.

Specific Comments:

To address each of the specific collectability questions raised, please note the following:

First, as it pertains to tuition revenue of finished and not finished students if subject to non-extended payment plans, all students are billed for the respective academic term or payment period at the beginning of the term or period. At that point, a student receivable is established with the offset being deferred revenue. Revenue is earned over the respective term/period on a straight-line basis.

On average, 70 – 80% of the tuition charged to a student is paid on behalf of the student through his/her participation in Title IV programs. These funds are typically collected within thirty days of the term’s commencement. Thus, there is no risk of collection associated with these amounts. The remaining tuition charges are paid for by the student through his/her own means (i.e., scholarships, private loans, personal cash).

For those students who departed school with an outstanding student receivable balance, the Company has quantified, for the past five quarters, that the amount outstanding as a percentage of total charges was, on average, 13%. That is, for the revenue that was recognized, only 13% remained outstanding at the student’s departure date. This means that 87% of the revenue had been collected. The Company believes this further supports its conclusion that at the time of assessing collectability under SAB 104, collectability is reasonably assured on these accounts.

The Company does agree that the likelihood of collectability declines as a student exits school. As such, as evidenced in our response to comment one to your letter dated November 18, 2010, the reserve rate applied to this group of student receivables is higher.

Mr. Larry Spirgel

Securities and Exchange Commission

January 28, 2011

Secondly, as it pertains to tuition revenue of all students if subject to extended payment plans, as discussed above, on average roughly 70 – 80% of a student’s tuition is funded through the student’s participation in Title IV programs. As such, for those students who are determined to be eligible to participate in the Company’s internal extended payment plan program, on average 25% of tuition charges are funded through this program. As student receivables are recognized (ratably as revenue is earned) the Company records an allowance for bad debt, such that at each reporting period, the Company’s financial results only reflect that portion of tuition charges that are deemed to be collectible from the student.

As communicated in the Company’s responses to previous comment letters, the Company utilized repayment history from a third party for the 2008 and 2009 reporting periods and then its own internal repayment history since the first quarter of 2010. The third party repayment history was specific to the Company’s students who had previously utilized extended payment plans provided by Sallie Mae. However, due to various privacy laws surrounding an individual’s information, Sallie Mae could not provide the detailed student level information to the Company. Rather, this detailed student level information was aggregated at various levels and provided to the Company on this aggregated basis. As this repayment history was specific to those students who had similar credit histories as those students to which the Company intended to offer internal extended payment plans, it was determined that this information provided a reasonable approximation of repayment history that could be expected under the Company’s payment program.

As the student’s receivable balance is recognized, bad debt expense is recorded through the income statement. As such, the Company’s results of operations properly reflect only that portion of the revenue which is expected to be collected despite the fact that the revenue is reported gross versus net. Historically, the Company has recorded all earned revenue amounts not deemed collectible as bad debt expense (a “gross” presentation). The Company recognizes that for at least a portion of such amounts, a net presentation could be applied whereby the charge is reflected as a reduction to revenue (a “net” presentation) as opposed to bad debt expense. The Company has not followed a net presentation because of (a) the Company believes presenting all uncollectible amounts in one place on the face of the consolidated statement of operations is useful information for the users of its financial statements, (b) current system limitations that make it difficult to capture that portion, and (c) a previous SEC Staff comment letter where the Staff required the Company to follow a gross presentation for similar charges relating to a Sallie Mae discount fee. The Company would consider moving to a net presentation; however, the estimated impact on prior period income statements of such a reclassification would involve only two lines on the consolidated statements of operations (revenue and general and administrative expense), and would not be material as summarized below ($ in thousands):

	2010	2009	2008
Reclassification amount	$28,800	$16,650	$6,880
% of Revenue	1.4%	0.9%	0.4%
% of General and Administrative expense	3.3%	1.8%	0.6%

Mr. Larry Spirgel

Securities and Exchange Commission

January 28, 2011

In addition, as a result of the process of assembling data to respond to your comments, the Company identified a timing issue as it pertains to when bad debt expense is recognized. This difference is driven by the timing of Title IV receipts and the methodology previously applied by the Company in recording bad debt expense. The Company should have recorded additional bad debt expense in each of 2008 - 2010 as follows ($ in thousands):

	2010*	2009	2008
Additional expense	($220)	$4,550	$740
% of Operating Income	–0.1%	2.0%	0.7%
% of Pretax Income	–0.1%	2.0%	0.7%

*	Represents impact for the nine months ended September 30, 2010.

Given the nature and immateriality of this timing difference, both individually and in the aggregate, the Company will reflect this adjustment in its fourth quarter 2010 results. The cumulative adjustment required represents 2.0% of both consolidated operating income and pretax income for the year ended December 31, 2010. When assessing the materiality of the adjustment, the Company referred to the guidelines as provided in Staff Accounting Bulletin No. 99. The quantitative impact of the adjustment in each of the years presented as well as the cumulative adjustment required is not believed to be significant to either the Company’s operating income or pretax income. These two metrics are important to readers of the Company’s financial statements, and the Company believes that the reader would not be negatively influenced by these items. The trending results of operations for the three-year periods ended December 31, 2010, 2009 and 2008 are not affected as a result of this adjustment. As such, the Company will reflect this adjustment in its fourth quarter 2010 results, as stated above.

Finally, as it pertains to deferred revenue, if any, as of a student’s withdrawal date (currently subject to acceleration), if there is any outstanding receivable, as we discussed in our response to comment one to your letter dated November 18, 2010, for the year ended December 31, 2009, total revenue that was “accelerated” due to a student withdrawing from their course of study prior to its completion was $31.5 million (less than 2% of total revenue).

At the time a student enrolls in school, the Company expects that the student will complete their entire course of study. The student handbook that is provided to a student discloses the school’s refund policy (which is in accordance with federal, state and applicable accreditor regulations). Again, the Company has determined that the student’s education is the deliverable for purposes of applying the revenue recognition rules. At the time the accelerated revenue is recognized, to the extent that a student receivable is outstanding, a portion of that receivable is reserved. This reserve represents the Company’s estimate of uncollectability. This reserve is established based upon the Company’s historical repayment history. Thus, incremental revenue is recognized only for amounts where collectability is reasonably assured.

Mr. Larry Spirgel

Securities and Exchange Commission

January 28, 2011

To further illustrate, for the $31.5 million of accelerated revenue for the year ended December 31, 2009, approximately $15.5 million remained outstanding as a student receivable as the remainder had already been fully collected. At the time of recording this accelerated revenue, the Company also recorded a reserve of roughly $10.2 million (66% for non-extended payment plans) which is based upon historical repayment data. The net student receivable balance of $5.3 million represented that portion of the outstanding student receivable that the Company deemed collectible. The outstanding student receivable balance bears the risk of collectability, and as such, the Company appropriately provides a reserve against those balances at the time that the revenue is recognized. The reserve recorded is reflected as bad debt expense in the Company’s consolidated financial statements. To assess the materiality for possible reclassification to contra-revenue for this amount, the Company has added this reclassification amount to the reclassification amounts discussed above as it pertains to the recording of bad debt expense on extended payment plan student receivables. The combined amounts for the three years ended December 31, 2010, 2009 and 2008 and related impact on revenue and general administrative expenses are as follows:

	2010	2009	2008
Reclassification amount	$40,650	$26,880	$16,090
% of Revenue	1.9%	1.5%	1.0%
% of General and Administrative expense	4.7%	2.9%	1.5%

The Company has concluded that the reclassification of these amounts is not material to the presentation of the Company’s financial statements. The Company considered the guidance concerning qualitative and quantitative materiality provided in Staff Accounting Bulletin No. 99. The quantitative impact of this reclassification is not material to either revenue or general and administrative expenses. In addition, the impact of this reclassification is not qualitatively material. Operating income, which is an important metric utilized by readers of the Company’s financial statements, is unaffected by this reclassification. In addition, although revenue is an important metric for those relying on the Company’s financial statements, due to the insignificance of the amounts at issue, the Company does not believe that the reader is negatively influenced by the Company’s current presentation of these amounts. As such, the Company does not believe that reclassification of the amounts is warranted. In prospective reporting periods, the Company will continue to evaluate the significance of the gross versus net presentation to ensure that the Company’s financial statements are presented accurately in all material respects.

2.	We further note that you only provided us information on domestic student receivables. If you have the same collection experience with your non-domestic receivables, the installment method of revenue recognition would be applicable as well.

Mr. Larry Spirgel

Securities and Exchange Commission

January 28, 2011

Response

As previously communicated in our response to comment eight of your letter dated October 8, 2010, schools within our international strategic business unit generally require their students to prepay tuition at the beginning of the academic year. A small percentage of these students are offered the ability to pay their tuition over the course of study. The international schools, however, do not offer any extended payment plan programs to their students. For the international segment, for the full years ended December 31, 2009 and 2008, bad debt expense as a percentage of total revenue was less than 1%. The gross student receivable balances for the years ended December 31, 2009 and 2008 were $9.8 million and $5.7 million, respectively. As a result, the Company believes that the collectability of revenue is assured and as such the recognition of revenue over the period of academic term or program is appropriate.

3.	You referred to your response to comment nine from out letter dated August 31, 2010, in which you stated that the reserve percentage applied to amounts due under the extended payment plans was based upon a combined ratio provided by a third party for students with similar scores. The combined ratios were 54% and 50% during 2008 and 2009, respectively. However, as of September 30, 2010, the combined ratio utilizing your internal collection experience was 73%. Please reconcile the significant discrepancy.

Response

As stated in our response to comment one of your letter dated November 18, 2010, the Company made the determination in the first and third quarters of 2010 that it had obtained a sufficient amount of its own repayment history to begin utilizing this information for purposes of establishing the reserve rates for its allowance for doubtful accounts for extended payment plan student receivables. The Company analyzes the adequacy of its allowance for doubtful accounts on a basis no less frequent than quarterly.

During the first quarter of 2010, for students utilizing the Company’s current extended payment plan program, the Company determined that it had accumulated a sufficient amount of its own repayment history for students who had withdrawn from his/her program of study prior to completing said program to adjust the reserve rate applied against the remaining not finished outstanding student receivables. To calculate the reserve rate, the Company reviewed the cumulative default data on students who withdrew on or prior to August 2009 by analyzing payments through January 31, 2010. The population analyzed was comprised of approximately 1,500 students. These

Mr. Larry Spirgel

Securities and Exchange Commission

January 28, 2011

students had a higher default rate than the rate that was previously utilized by the Company. As such, the Company determined it was appropriate to increase the reserve rate for this portion of the outstanding student receivables. The increase in the default rate associated with not finished students may be attributed to a number of factors including, differing economic environments and mix of students receiving extended payment plan funding as well as other personal financial commitments facing the population of students.

As of January 31, 2010, there were approximately five hundred students who had utilized these extended payment plans that had finished the academic program. In addition, the default rate for students that had graduated was not significantly different as compared to the reserve rates previously applied. As such, the Company concluded that an adjustment to the reserve rate for students who had finished the program of study was not warranted as of March 31, 2010.

As the Company updated its analysis of the additional data for the three- and nine-months ended September 30, 2010, the quarterly review of the adequacy of the allowance for doubtful accounts was performed. The increase in the allowance for doubtful accounts associated with extended payment plans was driven by the repayment experience for students utilizing the Company’s current extended payment plans who had graduated. The Company analyzed the repayment history for students utilizing extended payment plans who had finished from April 2008 through February 2010. The repayment history for these students was reviewed through August 2010. The population of graduated students was approximately 1,000 students. The repayment history evidenced by these students resulted in a higher reserve rate than the Company had previously been utilizing when determining its allowance for doubtful accounts. Based upon this more recent information, the Company concluded that an increase to the allowance for doubtful account reserve rate was warranted in the third quarter 2010. As a result of the increase in reserve rates for finished students, both those who completed their course of study and those that did not, the overall allowance for doubtful accounts as a percentage of outstanding student receivables grew as of September 30, 2010.

Additionally, please tell us the following:

•

Why the third party utilized its collection experience “based on students with similar credit scores” instead of its collection experience with your students. Please ask the third party if the latter information was available.

Response

To further clarify our response to comment nine of your letter dated August 31, 2010, the collection experience provided by the third party was specific to existing and former students of the Company. Sallie Mae has provided financing to the Company’s

Mr. Larry Spirgel

Securities and Exchange Commission

January 28, 2011

students through non-recourse and recourse loan programs for several years. The collection experience utilized reflected data from Company-specific students who had participated in Sallie Mae private loan programs historically with FICO scores consistent with those students being packaged under the Company’s extended payment plan program.

•

When you started to accumulate your own cohort information on student repayment practices for those students utilizing the Company-provided extended payment plan program. Tell us the cohort information that you had accumulated as of the 2008 and 2009 balance sheet dates, if any, and how you considered the cohort data in establishing your reserve rates.

Response

As disclosed within MD&A of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, in the second quarter of 2008, the Company began to offer extended payment plans for eligible students in place of the loans provided under a recourse program previously provided by Sallie Mae. As stated in the Company’s response to comment one of your letter dated November 18, 2010, prior to 2009, the Company provided certain limited extended payment plans to students, however, the level of student receivables outstanding under these programs was immaterial to the Company’s consolidated financial results. As of December 31, 2008, the Company had not accumulated a significant amount of cohort information on student repayment practices for the newly introduced extended payment plans due to the short duration for which the program had been in existence. As of December 31, 2008, the information that the Company had obtained included, the number of students who had been approved to participate in the program as a percentage of the total student requests, the number of students who had started with extended payment plans as a form of funding their education and limited data on student attrition. As such, for purposes of assessing the adequacy of the allowance for doubtful accounts, the Company continued to utilize the data provided by the third party provider.

The Company continued to accumulate cohort information on student repayment practices throughout 2009. As of December 31, 2009, the Company had accumulated repayment information for finished and current students who were utilizing the newly introduced extended payment plans. However, the population of students who had entered repayment was very small. The Company analyzed repayment information through November 2009 for students who exited their program of study as of the first quarter 2009 or prior. This period of time was selected in order to have a reasonable amount of repayment history. This cohort had just over 1,000 students who had exited the program. The Company was analyzing the data on a combined basis, both graduated and withdrawn students combined. Given the small size of the cohort, the Company did not believe that it was large enough to be considered representative of the entire program. As such, the Company continued to utilize the reserve rates as provided previously by the third party.

Mr. Larry Spirgel

Securities and Exchange Commission

January 28, 2011

•	What portion of the total recourse receivables under the recourse loan agreements with Sallie Mae and Stillwater National Bank did you actually reacquire.

Response

The Company was required to repurchase 100% of the private student loans subject to the Stillwater purchase agreement which Stillwater offered for sale to the Company. Stillwater offered 100% of the private student loans for sale and as a result, the Company repurchased 100% of the private student loans at a price equal to the principal balance plus any accrued interest. The total amount of student loans repurchased under this agreement was approximately $29 million.

The Sallie Mae recourse loan agreement required the Company to repurchase loans funded under the agreement (a) that had been delinquent for 150 days or (b) upon the bankruptcy, death, or total and permanent disability of the borrower. The amount of the Company’s repurchase obligation was limited to 20% of loans funded under such agreement. The Company repurchased approximately $28 million of recourse loans provided under this agreement, which represents 20% of the $140 million of loans funded by Sallie Mae.

Form 10-Q for the Quarter Ended September 30, 2010

9. Commitments and Contingencies, page 15 - 19

4.	We note that you are a party to significant litigation involving your admissions process. If you are unable to estimate a loss within a range of amounts for each of these legal proceedings, please disclose what your maximum loss exposure would be, based on the plaintiff’s claims.

Response:

The Company has reviewed the accrual and disclosure requirements contained in ASC 450 (formerly SFAS 5) with respect to the litigation referenced in the Staff’s comment. With respect to such litigation, the Company has analyzed whether it is probable that an asset has been impaired or a liability has been incurred, and whether the amount of loss can be reasonably estimated. The Company concluded that the loss related to the Amador action met these standards and accordingly accrued a loss and disclosed the amount of such estimated loss in its disclosure.

Mr. Larry Spirgel

Securities and Exchange Commission

January 28, 2011

With respect to the litigation other than the Amador action, the Company has determined, pursuant to ASC 450, that there is a reasonable possibility that a loss may have been incurred. In such instances ASC 450 requires that:

“The disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made.”

With respect to such litigation, the Company believes that it has provided a description of the nature of the contingency through its description of such litigation. In addition, because of the inherent difficulty in predicting the outcome of such matters, particularly in cases where claimants seek indeterminate damages, where the number of claimants has not been determined or where proceedings are in the early stages, the Company has concluded that an estimate of possible loss or potential range of loss with respect to these actions cannot be made at this time. In order to clarify these conclusions in its disclosure, the Company undertakes to provide additional disclosure in its future filings to indicate that management cannot estimate the amount of possible loss or potential range of loss related to these actions. To the extent that the Company is able to estimate the possible loss or potential range of loss with respect to these or any other loss contingencies relating to legal actions in the future, it will provide the disclosure required by ASC 450.

* * * *

In connection with responding to your comments and with this submission, we hereby acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the responses above fully address the comments contained in the Letter. Please call me at (847) 585-2024 if you have any questions regarding the above responses. In addition, please direct any future facsimile transmissions concerning the Letter to the following facsimile number: (847) 585-2064.

Very truly yours,

/s/ Michael J. Graham
Michael J. Graham
Executive Vice President and Chief Financial Officer

cc:	Gary E. McCullough

Jeffrey D. Ayers

Colleen M. O’Sullivan

Virginia M. Dowling

Lawrence D. Levin